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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                       ACCEPTANCE INSURANCE COMPANIES INC.
                                (Name of Issuer)


                          Common Stock, $0.40 par value
                         (Title of Class of Securities)


                                   68417-60-0
                                 (CUSIP Number)


                                Margaret L. Doyle
                         1125 S. 103rd Street, Suite 450
                                 Omaha, NE 68124
                                 (402) 393-1300

                                 with a copy to:

                                 Michael M. Hupp
                         1125 S. 103rd Street, Suite 800
                                 Omaha, NE 68124
                                 (402) 390-9500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 23, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

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CUSIP NO. 68417-60-0
--------------------------------------------------------------------------------

1.    Names of Reporting Persons
      I.R.S. Identification No. of Above Persons (entities only)

      McCarthy Group, Inc.
      I.R.S. Identification No. 47-0697955
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of A Group       (a)   /X/
                                                             (b)   / /
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds
--------------------------------------------------------------------------------

5.    Check Box If Disclosure of Legal Proceedings Is Required Pursuant
      To Items 2(d) or 2(e)   / /
--------------------------------------------------------------------------------

6.    Citizenship Or Place of Organization
      Nebraska
--------------------------------------------------------------------------------

                                    7.      Sole Voting Power
Number Of                                   0
Shares                                      ------------------------------------
Beneficially                        8.      Shared Voting Power
Owned By                                    4,080
Each Reporting                              ------------------------------------
Person With                         9.      Sole Dispositive Power
                                            0
                                            ------------------------------------
                                    10.     Shared Dispositive Power
                                            4,080
                                            ------------------------------------

11.   Aggregate Amount Beneficially Owned By Each Reporting Person
      4,080
--------------------------------------------------------------------------------

12.   Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares  / /
--------------------------------------------------------------------------------

13.   Percent of Class Represented By Amount In Row (11)
      0.0%
--------------------------------------------------------------------------------

14.   Type Of Reporting Person
      Corporation - CO
--------------------------------------------------------------------------------

                                        2
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CUSIP NO. 68417-60-0
--------------------------------------------------------------------------------

1.    Names of Reporting Persons
      I.R.S. Identification No. of Above Persons (entities only)

      Michael R. McCarthy
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of A Group       (a)   /X/
                                                             (b)   / /
--------------------------------------------------------------------------------

3.    SEC Use Only
--------------------------------------------------------------------------------

4.    Source of Funds
--------------------------------------------------------------------------------

5.    Check Box If Disclosure of Legal Proceedings Is Required Pursuant To
      Items 2(d) or 2(e)  / /
--------------------------------------------------------------------------------

6.    Citizenship Or Place of Organization
      United States
--------------------------------------------------------------------------------

                                    7.      Sole Voting Power
Number Of                                   230,500
Shares                                      -----------------------------------
Beneficially                        8.      Shared Voting Power
Owned By                                    0
Each Reporting                              -----------------------------------
Person With                         9.      Sole Dispositive Power
                                            230,500
                                            -----------------------------------
                                    10.     Shared Dispositive Power
                                            0
                                            -----------------------------------

11.   Aggregate Amount of Beneficially Owned By Each Reporting Person
      230,500
--------------------------------------------------------------------------------

12.   Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares / /
--------------------------------------------------------------------------------

13.   Percent of Class Represented By Amount In Row (11)
      1.6%
--------------------------------------------------------------------------------

14.   Type Of Reporting Person
      Individual - IN
--------------------------------------------------------------------------------

                                        3
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Item 1.        Security and Issuer.

     Common Stock, par value $0.40 per share ("Common Stock") of Acceptance Insurance Companies, Inc., a Delaware corporation ("Issuer"), Suite 1600, 300 West Broadway, Council Bluffs, Iowa 51503.

Item 2.        Identity and Background.

     McCarthy Group, Inc. ("MGI") is a Nebraska corporation with its principal place of business at 1125 South 103rd Street, Suite 450, Omaha, Nebraska 68124. MGI's principal business is investment and merchant banking and, through McCarthy & Co. and McCarthy Group Asset Management, Inc., investment banking and investment management. The executive officers and directors of MGI are as follows:

              Name and Address                 Occupation             Citizenship
              ----------------                 ----------             -----------
       Michael R. McCarthy                  Director and Chairman         U.S.
       1125 S. 103rd St., Suite 450         of MGI
       Omaha, NE  68124

       Richard L. Jarvis                    Director, Vice                U.S.
       1125 S. 103rd St., Suite 450         Chairman, and Chief
       Omaha, NE  68124                     Investment Officer of
                                            MGI

       John T. Reed                         Director of MGI               U.S.
       1125 S. 103rd St., Suite 450
       Omaha, NE  68124

       Margaret L. Doyle                    Secretary and Chief           U.S.
       1125 S. 103rd St., Suite 450         Financial Officer of
       Omaha, NE  68124                     MGI

       John Gottschalk                      Director of MGI and           U.S.
       World-Herald Square                  Chairman and CEO of
       1334 Dodge Street                    Omaha World-Herald
       Omaha, NE  68102                     Company

       Robert D. Bates                      Director of MGI and           U.S.
       8801 Indian Hills Drive              President - Benefit
       Omaha, NE  68114                     Partners - Jefferson
                                            Pilot Financial

                                        5
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
       Gerald H. Timmerman                  Director of MGI and               U.S.
       Box 367                              President of Timmerman
       Springfield, NE  68059               & Sons Feeding Co.,
                                            Inc.

       Howard L. Hawks                      Director of MGI and               U.S.
       1044 N. 115 Street, Suite 400        Chairman and CEO of
       Omaha, NE  68154                     Tenaska, Inc.

       Steven W. Seline                     Director of MGI and               U.S.
       1125 South 103rd St., Suite 200      Vice Chairman of Waitt
       Omaha, NE  68124                     Media, Inc.

     Michael R. McCarthy's business address is 1125 South 103rd Street, Suite 450, Omaha, Nebraska 68124. His present principal occupation and employment is as Chairman of MGI. The name, principal business and address of MGI is set forth above. Mr. McCarthy is a citizen of the United States.

     During the last five years, none of the Reporting Persons nor (as applicable) their respective officers, directors or controlling persons has been involved in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of the foregoing been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/it has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

     Not applicable. See Item 5.

Item 4.        Purpose of Transaction.

     This Amendment is being filed to report the disposition of beneficial ownership of 1,794,540 shares of Common Stock held by MGI to three purchasers in a three separate private transactions on December 23, 2003.

Item 5.        Interest in Securities of the Issuer.

          a. MGI beneficially owns 4,080 shares of Common Stock, or 0.0% of the outstanding shares, based on the number of outstanding shares of the Issuer as reported in its most recent Quarterly Report on Form 10-Q.

               Michael R. McCarthy owns options currently exercisable or exercisable within the next 60 days for shares of Common Stock of the Issuer. If such options are exercised, Mr. McCarthy will beneficially own 230,500 shares of Common Stock,

                                        6
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               or 1.6% of the outstanding shares, based on the number of
               outstanding shares of the Issuer as reported in its most recent Quarterly Report on Form 10-Q.

          b. MGI indirectly owns, through the McCarthy Group, Inc. 401(k) Plan, 4,080 shares of Common Stock of the Issuer, representing approximately 0.0% of the Common Stock outstanding based on the number of outstanding shares of the Issuer as reported in its most recent Quarterly Report on Form 10-Q. Accordingly, MGI possesses shared power to vote and shared power to dispose of 4,080 shares of Common Stock of the Issuer. MGI has the sole voting and dispositive power over 0 shares of Common Stock.

               If Michael R. McCarthy exercised the 230,500 options he owns, he would have sole voting and dispositive powers over 230,500 shares of Common Stock, representing approximately 1.6% of the Common Stock outstanding based on the number of outstanding shares of the Issuer as reported in its most recent Quarterly Report on Form 10-Q. Mr. McCarthy has shared voting and dispositive power over 0 shares of Common Stock.

          c. During the past 60 days, the following sales of Common Stock were made in private transactions:

                                     No. of
Name           Date                  Shares Sold      Price Per Share
-------------  -----------------     -----------      ---------------
MGI            December 23, 2003     598,180          $0.001671738
MGI            December 23, 2003     598,180          $0.001671738
MGI            December 23, 2003     598,180          $0.001671738

          d.   Not applicable.

          e. The Reporting Persons each ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer on December 23, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.        Material to Be Filed as Exhibits

          None

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                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        McCARTHY GROUP, INC.,
                                        a Nebraska corporation


Date:    December 23, 2003              By: /s/ Margaret L. Doyle
                                            ------------------------------------
                                                Margaret L. Doyle, Secretary and
                                                Chief Financial Officer

                                        /s/ Michael R. McCarthy
                                        ----------------------------------------
                                        Michael R. McCarthy

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